NISSAN AUTO RECEIVABLES CORPORATION II
BELLSOUTH TOWER
10th FLOOR, B-10-C
333 COMMERCE STREET
NASHVILLE, TENNESSEE 37201-1800
March 29, 2007
Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Nissan Auto Receivables Corporation II
Registration Statement on Form S-3
No. 333-138931
Ladies and Gentlemen:
     On behalf of Nissan Auto Receivables Corporation II, I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission take such action as is necessary to declare the above referenced Registration Statement effective at 4 P.M. (EST), on March 30, 2007, or as soon thereafter as practicable.
     The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, NISSAN AUTO RECEIVABLES CORPORATION II
By:	/s/ RAKESH KOCHHAR
	Name:	Rakesh Kochhar
	Title:	Treasurer (Principal Financial Officer and Principal Accounting Officer)